UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Q.E.P. CO., INC.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

74727K10

(CUSIP Number)

N/A

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74727K10

1	Names of Reporting Persons Lewis Gould, individually and as Trustee of a Voting Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 Sole Voting Power 1,738,788
6 Shared Voting Power 0
7 Sole Dispositive Power 1,354,636
8 Shared Dispositive Power 384,152

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,788
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 48.9%
12	Type of Reporting Person (See Instructions) IN

Page 2 of 8 Pages

CUSIP No. 74727K10

1	Names of Reporting Persons Susan J. Gould
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 Sole Voting Power 3,750
6 Shared Voting Power 0
7 Sole Dispositive Power 3,750
8 Shared Dispositive Power 384,152

9	Aggregate Amount Beneficially Owned by Each Reporting Person 387,902
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 11.3%
12	Type of Reporting Person (See Instructions) IN

Page 3 of 8 Pages

Item 1.	(a)	Name of Issuer:

Q.E.P. Co., Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1001 Broken Sound Parkway, Suite A Boca Raton, FL 33487

Item 2.	(a)	Name of Persons Filing:

Lewis Gould, individually and as Trustee, and Susan J. Gould

	(b)	Address of Principal Business Office or if None, Residence:

1001 Broken Sound Parkway, Suite A Boca Raton, FL 33487

	(c)	Citizenship:

USA for all Reporting Persons

	(d)	Title of Class of Securities:

Common Stock, par value $.001

	(e)	CUSIP Number:

74727K10

Item 3.

N/A

Item 4.	Ownership

	(1)(a)	Amount Beneficially Owned by Lewis Gould, individually and as Trustee of a Voting Trust:

1,738,788.

Represents (1) 1,230,886 shares held of record and options to purchase 123,750 shares by Lewis Gould, individually; and (2) 384,152 shares held of record by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould.

	(1)(b)	Percent of Class:

48.9%

Page 4 of 8 Pages

	(1) (c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

1,738,788

		(ii)	Shared power to vote or to direct the vote:

0

		(iii)	Sole power to dispose or to direct the disposition of:

1,354,636

		(iv)	Shared power to dispose or to direct the disposition of:

384,152

	(2) (a)	Amount Beneficially Owned by Susan J. Gould:

387,902.

Represents (1) 0 shares held of record and options to purchase 3,750 shares held by Susan J. Gould, individually; and (2) 384,152 shares held of record by Lewis Gould as Trustee of a Voting Trust for the benefit of Susan J. Gould pursuant to a Voting Trust Agreement which may be automatically terminated in certain events.

	(2) (b)	Percent of Class:

11.3%.

	(2) (c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

3,750

		(ii)	Shared power to vote or to direct the vote:

0

		(iii)	Sole power to dispose or to direct the disposition of:

3,750

		(iv)	Shared power to dispose or to direct the disposition of:

384,152

Item 5.	Ownership of Five Percent or Less of a Class

N/A.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

N/A.

Item 8.	Identification and Classification of Members of the Group

Lewis Gould

Susan J. Gould

Item 9.	Notice of Dissolution of Group

N/A.

Item 10.	Certification

N/A.

Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 12, 2008
Dated

/s/ Lewis Gould
Lewis Gould, individually and as Trustee of a Voting Trust

/s/ Lewis Gould as attorney-in-fact
Susan J. Gould by Lewis Gould as attorney-in-fact

Page 6 of 8 Pages

EXHIBITS

Exhibit A	Joint Filing Agreement
Exhibit B	Power of Attorney*
Exhibit C	Voting of Trust Agreement*

*	Incorporated by reference from the filers’ Schedule 13G, as amended, filed with the Commission on February 17, 1998.

Page 7 of 8 Pages

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 12 day of February, 2008.

/s/ Lewis Gould
Lewis Gould, individually and as Trustee of a Voting Trust dated August 2, 1996

/s/ Lewis Gould as attorney-in-fact
Susan J. Gould by Lewis Gould as attorney-in fact

Page 8 of 8 Pages